                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No.    )*

                   UNIVERSAL FRANCHISE OPPORTUNITIES CORP.
                                (Name of Issuer)

                             Class A Common Stock
                         (Title of Class of Securities)

                          202255303
                          202255113       202255105
                                 (CUSIP Number)

                          Steven B. Rothschild, Esq.
                                  Suite 200
                            747 Chestnut Ridge Rd.
                           Spring Valley, NY 10977
                                 914-426-3117
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               September 15, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 5 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   202255303                13D                      Page 2 of 5 Pages
            202255113
            202255105

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Allen Wachtel

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                             (b) / /
         Not a member of a group


3.       SEC USE ONLY


4.       SOURCE OF FUNDS*

         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                               / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


         NUMBER OF SHARES         7.       SOLE VOTING POWER
         BENEFICIALLY                         192,300
         OWNED BY EACH            8.       SHARED VOTING POWER
         REPORTING PERSON                       4,800
         WITH                     9.       SOLE DISPOSITIVE POWER
                                              192,300
                                  10.      SHARED DISPOSITIVE POWER
                                                4,800


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         197,100

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /X/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.47%

14.      TYPE OF REPORTING PERSON*

         IN


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13D
                                 ALLAN WACHTEL

Item 1.  SECURITY AND ISSUER

  (a)  Name of Issuer:

     UNIVERSAL FRANCHISE OPPORTUNITIES CORP.

  (b)  Issuer's Principal Address:

     3650 Silverside Road--Suite 1037
     Wilmington, Del. 19810

  (c)  Class of Securities:  Class A Common Stock

Item 2.  IDENTITY AND BACKGROUND

  (a)  Name:  Allan Wachtel

  (b)  Address:  78 Kings Court
                 Fort Lee, NJ 07024

  (c)  Present Occupation:
            Sole owner of Mechanical Contracting Company
            Wachtel Mechanical Services
            162 Fifth Avenue
            New York, NY  10010

  (d) For at least the last five years, Mr. Wachtel has not been convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

  (e) For at least the last five years, Mr. Wachtel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)  $32,544.50

  (b) All of the funds were personal funds. No part of the funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the acquired securities.


                              Page 3 of 5 Pages

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Item 4.  PURPOSE OF TRANSACTION

   The purpose of the transaction was for investment, and is not part of any plan or proposal with regard to such securities or the Issuer.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) and (b) Amount beneficially owned, or deemed beneficially owned, by Mr. Wachtel, and to which Mr. Wachtel has sole or shared power to vote: 197,100 in the aggregate (9.47% of Issuer's Class A Common Stock), comprised of the following:

     1.  Owned individually: 166,100 (7.98% of Issuer's Class A Common Stock).

     2.  Owned jointly with spouse: 4,800 (.23% of Issuer's Class A Common
         Stock).

     3. Owned by Mr. Wachtel's IRA: 16,200 (.78% of Issuer's Class A Common Stock).

     4. Owned by Mr. Wachtel's wholly-owned corporation, Goldman Fire Prevention Corp.: 10,000 (.48% of Issuer's Class A Common Stock).

     Mr. Wachtel's wife, Marilyn Wachtel, beneficially owns, and has the power to vote, an aggregate of 11,600 (.55%) additional shares of Issuer's Class A Common Stock, comprised of the following. Mr. Wachtel disclaims any beneficial interest therein:

     1.  Owned individually: 2,200 (.11% of Issuer's Class A Common Stock).

     2. Owned by Mrs. Wachtel's IRA: 9,400 (.45% of Issuer's Class A Common Stock).

   (c) On August 1, 1995, Mr. Wachtel purchased 10,000 shares of Issuer's Class A Common Stock, on the open market, for $.50 per share, or an aggregate of $5,000.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the foregoing securities.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

   There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in





                               Page 4 of 5 Pages

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Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (including the occurrence of which would give another person voting power or investment power over such securities).


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

   None


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   September 20, 1995     /s/ ALLAN WACHTEL
                                ----------------------
                                    ALLAN WACHTEL





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